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GAMCO Investors, Inc.

September 9, 2011

Mr. Leroy T. Carlson, Jr.
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street, 40th Floor
Chicago, IL 60602

Dear Ted:

Again, let me echo my thanks for visiting our office during your trip to visit with shareholders of TDS and US Cellular.

After internal discussion, our investment team together with the firm's proxy voting committee has concluded that the first step that TDS is pursuing, the exchange of the TDS special and TDS common on a share-per-share basis, does not work.

We again come to the conclusion that management should focus on negotiating with the minority shareholders of US Cellular particularly your second largest holder (we believe our clients are your first largest) and use the price that you negotiate with them at to purchase all of US Cellular. Assuming a price of $80 per share, which is a discount from what we calculate US Cellular's private market value, TDS would have approximately $1.9 billion of consolidated net debt or roughly 1.5X the combined EBITDA of $1.2 billion. TDS's private market value would be $72 per share.

Such a purchase would go a long way to demonstrate that the Carlson family places the shareholders interest at center stage, is able to make a decisive decision and assuming this action would then be followed by a simplification of the TDS structure, we believe it would go a long way to helping "narrow the discount" between the underlying value of TDS and its intrinsic value.

Based on the information we have at hand, and the data you supplied, it is unlikely that we can support the proposal that is being put forth.

Sincerely,

Mario J. Gabelli

MJG:bd